Exhibit 99.2

Crowe MacKay LLP 1100 - 1177 West Hastings St. Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

October 22, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Superintendent of Securities (Newfoundland and Labrador)

Dear Sirs and Mesdames:

Re:	ImmunoPrecise Antibodies Ltd. (the “Company”) – Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated October 13, 2021, (the “Notice”) and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

We understand that the Notice, along with this letter and a similar letter from Grant Thornton LLP, will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next Annual General Meeting of Shareholders.

Yours truly,

/s/ “Crowe MacKay LLP”

Crowe MacKay LLP
Chartered Professional Accountants